Filed Pursuant to Rule 433

Registration No. 333-212077

$500,000,000 4.050% Senior Notes due 2048

TERM SHEET

February 28, 2018

Issuer:	The Travelers Companies, Inc.

Title of Securities:	4.050% Senior Notes due 2048

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	Moody’s: A2 (Stable) / S&P: A (Stable) / Fitch: A (Stable)

Principal Amount:	$500,000,000

Trade Date:	February 28, 2018

Settlement Date (T+5)**:	March 7, 2018

Interest Payment Dates:	Semi-annually in arrears March 7 and September 7, commencing September 7, 2018

Maturity Date:	March 7, 2048

Public Offering Price:	99.364% of the principal amount

Coupon:	4.050%

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Price / Yield:	92-18 / 3.137%

Re-offer Spread to Benchmark Treasury:	+ 95 bps

Yield-to-Maturity:	4.087%

Optional Redemption:

Make-whole Call:	Prior to September 7, 2047 (the date that is six months prior to the maturity date), T + 15 bps

Par Call:	On or after September 7, 2047 (the date that is six months prior to the maturity date)

CUSIP / ISIN:	89417E AN9 / US89417EAN94

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Well Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**It is expected that delivery of the notes will be made against payment therefore on or about March 7, 2018, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next two succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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